Exhibit 99.1

January 9, 2015

Dear Howard,

We are very much looking forward to Family Dollar becoming a part of the Dollar Tree family in the near future and appreciate all of your and your team’s dedication and hard work to try to maintain your company’s business under very trying circumstances.

We have been hearing that some of your shareholders, mostly arbitrageurs and hedge funds with new positions in your stock, have been saying that they will not support our transaction unless we raise our price. We believe that these investors were drawn into your stock by the proposal from Dollar General which we believe is illusory. We think that a rejection of our transaction in the hope that there may be a better deal down the road would be misguided and potentially disastrous for Family Dollar and its shareholders, but that is a decision for your shareholders to make.

The transaction we have agreed with you is an excellent one for Family Dollar shareholders. Despite the highly contingent and untenable nature of its offer, Dollar General has already damaged the Family Dollar business, your valiant efforts notwithstanding. Dollar General’s bid has created distraction and disruption at the most critical time of the retail year. In addition, as you acknowledged on your earnings call yesterday, Family Dollar has lost and continues to lose many valuable employees, who are unwilling to take any risk to their job security from the possibility of a Dollar General acquisition.

While the value of Family Dollar’s business has not improved and the value of our offer has increased since the deal’s announcement due to our stock price improvement, the delays resulting from the Dollar General proposal have raised our financing and other costs and expenses significantly. Further, while we are making very good progress with the Federal Trade Commission, that progress has been slower than expected. The number of required store divestitures will be manageable for us and less than the 500 store limit we had agreed to before moving to a “hell-or-high-water” standard to give your shareholders absolute certainty our transaction will be completed. However, total divestitures may still turn out to be more than we hoped for.

CORPORATE HEADQUARTERS

500 Volvo Parkway    Chesapeake, Virginia 23320    Tel 757-321-5000    Fax 757-321-5292    www.dollartree.com

In this regard, extrapolating from our negotiations with the FTC also greatly enhances our belief that the Dollar General proposal is a non-starter. As your Board has recognized, the transaction they have been proposing for the past five months has no chance of being completed on its terms. Indeed, any transaction with Dollar General would face grave risks and long delays even if they dramatically increased their antitrust commitment.

For all these reasons, your shareholders should understand how well you and your fellow directors have served them in negotiating and maintaining the existing transaction with Dollar Tree, which is on terms that— we believe— could not be replicated at the present time.

It is imperative that the shareholder vote on the merger be held on January 22, both to eliminate the uncertainty that is continuing to damage Family Dollar’s business and because Dollar Tree’s financing costs go up substantially after that date. Dollar Tree is not willing to agree to any further adjournments of the shareholder meeting. After two delays, we have been more than reasonable but have reached the end of our patience. We hope that Family Dollar’s shareholders decide to support Dollar Tree’s transaction, with the premium value, certainty, timing advantages and further upside it offers. But we are prepared to accept whatever judgment they make. We sincerely hope that Family Dollar and its shareholders will not have to suffer the consequences of a serious misjudgment by investors with an outsize tolerance for risk or a misguided sense of value.

I look forward to consummating our transaction promptly.

Sincerely,

/s/ Bob Sasser

Bob